Cannex Reports Financial Results for Fourth Quarter of Fiscal 2019

Cannex continues with strong operating performance from its tenant in Washington State, NWCS, while investing for future growth; 4Front combination remains on track for July 31 close

Vancouver, BC, June 28, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQB: CNXXF) (“Cannex” or the “Company”) is pleased to report financial results for its fourth quarter of fiscal 2019 (“Q4 2019”) ended April 30, 2019. Owing to the restructuring work being done as part of the planned business combination (the “Transaction”) with 4Front Holdings LLC (“4Front”), Cannex has elected to change its fiscal year end to July 31, and therefore Cannex’s fiscal 2019 will be five fiscal quarters concluding on July 31. All financial amounts are in United States dollars. Cannex’s financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management Discussion and Recent Developments
Please refer to Cannex’s “Management’s Discussion and Analysis: 12 Months Ended April 30, 2019” (the “MD&A”) for a comprehensive overview of the period, available at www.sedar.com.

“Cannex is pleased to report continued strong operational performance in Washington state,” said Anthony Dutton, CEO of Cannex. “Washington is a key operating, branding, and product development component for Cannex and is a foundational building block of our long-term strategy. Further to our recent disclosures regarding the business combination with 4Front, Cannex expects to close the Transaction on or before July 31, 2019 and looks forward to leveraging its operational expertise into emerging rapidly growing jurisdictions.”

As the Company reported on April 26, 2019, securityholders of Cannex voted overwhelmingly in favour of the Transaction with 4Front at a special meeting of securityholders held on April 18, 2019. Specifically, the Transaction was approved by 99.97% of Cannex common shares voted at the meeting, 100% of holders of Class A convertible restricted voting shares of Cannex, and 100% of the holders of senior convertible notes of Cannex who voted at the Meeting. In the same news release, the Company also announced that the Canadian Securities Exchange (the “CSE”) has conditionally approved the resulting issuer for listing and allowed Cannex to resume trading.

“I am very happy with my team’s performance and continued growth. I am most impressed with their readiness to take on leadership roles in new markets like Massachusetts and Illinois to replicate the success they’ve helped drive in Washington. We are at a point where we will immediately bring very strong operational capabilities to every new market we have on our plate after the 4Front Transaction closes and, with 4Front’s recent closing of its $50,000,000 real estate funding, we have the capital support to penetrate these new markets with scale,” said Leo Gontmakher, COO of Cannex.

Additionally, in June 2019, Cannex closed the acquisition of San Diego, California-based Pure Ratios Holdings, Inc. (“Pure Ratios”), a wellness product company which develops wellness products that combine cannabinoids with traditional medicine ingredients. Their CBD products are sold nationally, while their THC products are produced under license by licensed cannabis operators in California and other states.

Financial Highlights
Below outlines the key financial metrics for Cannex’s Q4 2019. A more detailed discussion can be found in the Company’s financial statements and MD&A filed on www.sedar.com. Due to the change in year end, the comparable fourth quarter of fiscal 2018 was the four-month period January 1, 2018 to April 30, 2018 (referred to as the “comparative period”).

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Revenues
Revenues were $3,804,286 in Q4 2019, compared to $4,056,163 for the four-month comparative period (January 1, 2018 to April 30, 2018), representing a 25% increase in average monthly revenue. Revenue was generated primarily by way of rental income and packaging sales.

Revenue for the four fiscal quarters ended April 30, 2019, from May 1, 2018 to April 30, 2019, was $13,935,010. Cannex commenced revenue-generating operations around May 1, 2017 and generated $10,279,182 through April 30, 2018 (reported on financial statements covering the calendar period from February 23, 2017 to April 30, 2018, and available online at www.sedar.com). Accordingly, revenue for the 12-month period ended April 30, 2019 was 36% higher than in the corresponding year-earlier period.

Please see Cannex’s financial statements and MD&A on www.sedar.com for a full explanation of Cannex’s financial results for the period.

Net Income
“Over the last fiscal quarter, we have invested significantly into people in preparation for the closing of the Transaction – we want to be able to deploy capable teams as quickly as possible with adequate, centralized support,” said Dave Croom, CFO of Cannex. “When combined with the Transaction-related costs such as legal and professional services, we had a near-term reduction in our EBITDA for the period, but seeing the underlying volume of product our packaging solutions support for Northwest Cannabis Solutions (“NWCS”), we view this as an investment in future growth rather than any deficiency in Cannex’s operating business. The large loss in fair value on derivative liability is related to Cannex’s stock price appreciating between November 2018 and April 30, 2019, and we don’t consider it to be relevant in looking at the actual performance of the business.”

Loss for the current period was $48,013,690, as compared to a loss of $2,981,300 for the comparative period. Most of the loss in the current period was attributable to a change in the fair value of a derivative liability associated with the $32,000,000 Gotham Green secured convertible note financing, which occurred in November 2018 (the “GGP Notes”). The GGP Notes convert to Cannex common stock at US$0.83 per share, a 28% premium to the closing price of Cannex stock on the day the secured debt was issued, US$0.65. Because the closing price of Cannex shares on April 30, 2019, was US$1.50, per IFRS rules Cannex had to record a loss in fair value of derivative liability on the GGP Notes of $42,600,000 for Q4 2019. This loss is not a cash expense. For a more complete discussion, please see the section entitled “Note on Net Loss and Derivative Liability” in the MD&A, available on www.sedar.com.

Adjusted EBITDA
Adjusted EBITDA for Q4 2019 was a loss of $631,174, as compared to positive adjusted EBITDA of $1,911,434 in the comparative period, driven largely by 4Front Transaction costs.

Adjusted EBITDA is a non-Generally Accepted Accounting Principles (“GAAP”) financial measure and accordingly not an earnings measure recognized by IFRS and does not carry standard prescribed significance. Moreover, Cannex’s method for calculating Adjusted EBITDA may differ from that employed by other companies using the same designation. We caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities.

About Cannex Capital Holdings Inc.
Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly-owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary Pure Ratios is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth.

Cannex Capital Holdings Inc.

Anthony Dutton,
CEO (604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, the proposed closing date of the Transaction, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.